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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ascendant Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00207W 10 0

(Cusip Number)

Will Cureton
CLB Partners, Ltd.
CLB Holdings, LLC
16250 Dallas Parkway, Suite 201
Dallas, Texas 75248

Richard Bloch

Nancy Bloch
The Richard and Nancy Bloch Family Trust
P.O. Box 2569
Rancho Santa Fe, California 92067-2569

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00207W 10 0			Page 2 of 7

1.	Name of Reporting Person: CLB Partners, Ltd.		I.R.S. Identification Nos. of above persons (entities only): 75-2731535

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,500,000[1]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,500,000[1]

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,500,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.2%[2]

14.	Type of Reporting Person (See Instructions): PN

1    Represents shares directly held by CLB Partners, Ltd.

2    Assumes a total of 21,665,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 00207W 10 0			Page 3 of 7

1.	Name of Reporting Person: CLB Holdings, LLC		I.R.S. Identification Nos. of above persons (entities only): 75-2731534

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,500,000[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,500,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.2%[2]

14.	Type of Reporting Person (See Instructions): OO

1    Represents shares held directly by CLB Partners, Ltd., of which CLB Holdings, LLC is the general partner.

2    Assumes a total of 21,665,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 00207W 10 0			Page 4 of 7

1.	Name of Reporting Person: Will Cureton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 76,000[1]

		8.	Shared Voting Power: 3,500,000[2]

		9.	Sole Dispositive Power: 76,000[1]

		10.	Shared Dispositive Power: 3,500,000[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,576,000[3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.5%[4]

14.	Type of Reporting Person (See Instructions): IN

1    Represents shares held directly by Mr. Cureton.

2    Represents shares held by CLB Partners, Ltd., the general partner of which is CLB Holdings, LLC, of which
      Mr. Cureton is a member and manager.
3    Represents 76,000 shares held directly by Mr. Cureton and 3,500,000 shares held by CLB Partners, Ltd., the general partner of which is CLB Holdings, LLC, of which Mr. Cureton is a member and manager.
4    Assumes a total of 21,665,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 00207W 10 0			Page 5 of 7

1.	Name of Reporting Person: The Richard and Nancy Bloch Family Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,500,000[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,500,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.2%[2]

14.	Type of Reporting Person (See Instructions): OO

1    Represents shares held directly by CLB Partners, Ltd., the general partner of which is CLB Holdings, LLC, of which The Richard and Nancy Bloch Family Trust is a member.

2    Assumes a total of 21,665,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 00207W 10 0			Page 6 of 7

1.	Name of Reporting Person: Richard Bloch		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 50,000[1]

		8.	Shared Voting Power: 3,500,000[2]

		9.	Sole Dispositive Power: 50,000[1]

		10.	Shared Dispositive Power: 3,500,000[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,550,000[3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.4%[4]

14.	Type of Reporting Person (See Instructions): IN

[1]	Represents shares held directly by Mr. Bloch.

[2]	Represents shares held directly by CLB Partners, Ltd., the general partner of which is CLB Holdings, LLC, of which Mr. Bloch is a manager and The Richard and Nancy Bloch Family Trust, of which Mr. Bloch is co-trustee, is a member.

[3]	Represents 50,000 shares held directly by Mr. Bloch and 3,500,000 shares held directly by CLB Partners, Ltd., the general partner of which is CLB Holdings, LLC, of which Mr. Bloch is a manager and The Richard and Nancy Bloch Family Trust, of which Mr. Bloch is co-trustee, is a member.

[4]	Assumes a total of 21,665,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 00207W 10 0			Page 7 of 7

1.	Name of Reporting Person: Nancy Bloch		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,550,000[1]

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,550,000[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,550,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.4%[2]

14.	Type of Reporting Person (See Instructions): IN

[1]	Represents 50,000 shares held directly by Richard Bloch, Mrs. Bloch’s spouse, and 3,500,000 shares held directly by CLB Partners, Ltd., the general partner of which is CLB Holdings, LLC, of which The Richard and Nancy Bloch Family Trust, of which Mrs. Bloch is co-trustee, is a member.

[2]	Assumes a total of 21,665,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

Introduction

     The Schedule 13D filed with the Securities and Exchange Commission on July 24, 2001 on behalf of the reporting persons set forth herein, as amended by the Schedule 13D/A filed on September 8, 2003 is hereby further amended by the filing of this Schedule 13D/A to reflect the expiration, as of July 24, 2004, of the Voting Agreement dated July 24, 2001 by and between CLB Partners, Ltd., Will Cureton, Richard Bloch and James C. Leslie the (“Voting Agreement”).

     CLB Partners, Ltd., Will Cureton and Richard Bloch previously entered into the Voting Agreement with James C. Leslie, whereby all of the shares of common stock of Ascendant Solutions, Inc. held by any of them were to be voted as determined by a vote of the majority of the members of a voting panel consisting of Messrs. Bloch, Cureton and Leslie. Consequently, Mr. Leslie, CLB Partners, Ltd. and each of its controlling persons, including CLB Holdings, LLC, CLB Partners, Ltd.’s general partner, Mr. Cureton, a manager and member of CLB Holdings, LLC, The Richard and Nancy Bloch Family Trust, a member of CLB Holdings, LLC, Mr. Bloch, a manager of CLB Holdings, LLC and a co-trustee of The Richard and Nancy Bloch Family Trust, Nancy Bloch, Mr. Bloch’s spouse and a co-trustee of The Richard and Nancy Bloch Family Trust, constituted a “group” pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. With the expiration of the Voting Agreement by its terms, Mr. Leslie and CLB Partners, Ltd. and its controlling persons no longer constitute such a “group.”

     Item 3. Source and Amount of Funds or Other Consideration.

     CLB Partners previously acquired 500,000 shares for an aggregate purchase price of $90,000 ($.18 per share), 500,000 shares of the Issuer’s common stock at an aggregate purchase price of $500,000 ($1.00 per share) and 2,500,000 shares at an aggregate purchase price of $200,000 ($.08 per share). Mr. Cureton previously acquired 76,000 shares of the Issuer’s common stock at an aggregate purchase price of $76,000 ($1.00 per share). Mr. Bloch acquired 50,000 shares at an aggregate purchase price of $12,000 ($.24 per share) upon the exercise of options which he held and currently holds options to purchase 25,000 shares, none of which are currently exercisable, of the Issuer’s common stock at an exercise price of $.24 per share.

     Item 4. Purpose of Transaction.

     The Voting Agreement expired by its terms. None of the reporting persons has any current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although they may, in the future, entertain such plans or proposals.

     Item 5. Interest in Securities of the Issuer.

     The following includes information regarding the interest in securities of the Issuer held by CLB Partners, Ltd., CLB Holdings, LLC, its general partner, and the controlling persons of CLB Holdings, LLC.

     CLB Partners, Ltd.

(a)	Amount beneficially owned:		3,500,000[1]
(b)	Percentage of class:		16.2%[2]
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	3,500,000[1]
	(ii)	shared power to vote or to direct the vote:	0
	(iii)	sole power to dispose or direct the disposition of:	3,500,000[1]
	(iv)	shared power to dispose or direct the disposition of:	0

[1]	Represents shares directly held by CLB Partners, Ltd.

[2]	Assumes a total of 21,665,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

     CLB Holdings, LLC

(a)	Amount beneficially owned:		3,500,000[1]
(b)	Percentage of class:		16.2%[2]
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	0
	(ii)	shared power to vote or to direct the vote:	0
	(iii)	sole power to dispose or direct the disposition of:	0
	(iv)	shared power to dispose or direct the disposition of:	3,500,000[1]

[1]	Represents shares held directly by CLB Partners, Ltd., of which CLB Holdings, LLC is the general partner.

[2]	Assumes a total of 21,665,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

     Will Cureton

(a)	Amount beneficially owned:		3,576,000[1]
(b)	Percentage of class:		16.5%[2]
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	76,000[3]
	(ii)	shared power to vote or to direct the vote:	3,500,000[4]
	(iii)	sole power to dispose or direct the disposition of:	76,000[3]
	(iv)	shared power to dispose or direct the disposition of:	3,500,000[4]

[1]	Represents 76,000 shares held directly by Mr. Cureton and 3,500,000 shares held directly by CLB Partners, Ltd.

[2]	Assumes a total of 21,665,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

[3]	Represents shares held directly by Mr. Cureton.

[4]	Represents shares held by CLB Partners, Ltd., the general partner of which is CLB Holdings, LLC, of which Mr. Cureton is a member and manager.

     The Richard and Nancy Bloch Family Trust

(a)	Amount beneficially owned:		3,500,000[1]
(b)	Percentage of class:		16.2%[2]
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	0
	(ii)	shared power to vote or to direct the vote:	0
	(iii)	sole power to dispose or direct the disposition of:	0
	(iv)	shared power to dispose or direct the disposition of:	3,500,000[1]

[1]	Represents shares held directly CLB Partners, Ltd., the general partner of which is CLB Holdings, LLC, of which the Bloch Trust is a member.

[2]	Assumes a total of 21,665,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

     Richard Bloch

(a)	Amount beneficially owned:		3,550,000[1]
(b)	Percentage of class:		16.4%[2]
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	50,000[3]
	(ii)	shared power to vote or to direct the vote:	3,500,000[4]
	(iii)	sole power to dispose or direct the disposition of:	50,000[3]
	(iv)	shared power to dispose or direct the disposition of:	3,500,000[4]

[1]	Represents 50,000 shares held directly by Mr. Bloch and 3,500,000 shares held directly by CLB Partners, Ltd.

[2]	Assumes a total of 21,665,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

[3]	Represents shares subject to currently exercisable options held by Mr. Bloch.

[4]	Represents shares held directly by CLB Partners, Ltd., the general partner of which is CLB Holdings, LLC, of which Mr. Bloch is a manager and the Bloch Trust, of which Mr. Bloch is co-trustee, is a member.

     Nancy Bloch

(a)	Amount beneficially owned:	3,550,000[1]
(b)	Percentage of class:	16.3%[2]
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	3,550,000[1]
(iii)	sole power to dispose or direct the disposition of:	0
(iv)	shared power to dispose or direct the disposition of:	3,550,000[1]

[1]	Represents 50,000 shares held directly by Mr. Bloch and 3,500,000 shares held directly by CLB Partners, Ltd.

[2]	Assumes a total of 21,665,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

     Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understanding or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Common Stock owned by the reporting persons.

     Item 7. Material to be Filed as Exhibits.

     7.1* Schedule 13D Joint Filing Agreement.

* Filed herewith.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2004

CLB	PARTNERS, LTD.

By:	CLB HOLDINGS, LLC, General Partner

By: /s/ Will Cureton

Will Cureton, President

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2004

CLB HOLDINGS, LLC
By:	/s/ Will Cureton
Will Cureton, President

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2004

/s/ Will Cureton
WILL CURETON

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2004

/s/ Richard Bloch
RICHARD BLOCH

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2004

/s/ Nancy Bloch
NANCY BLOCH

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2004

THE RICHARD AND NANCY BLOCH FAMILY TRUST

By:	/s/ Richard Bloch
Richard Bloch, Co-Trustee

By:	/s/ Nancy Bloch
Nancy Bloch, Co-Trustee

EXHIBIT INDEX

     7.1* Schedule 13D Joint Filing Agreement

* Filed herewith